UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 30, 2008

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ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	**(Commission File No.)**	**(I.R.S. Employer Identification No.)**

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On January 30, 2008, Illinois Tool Works Inc. (the "Company") announced its 2007 fourth quarter results of operations in the press release furnished as Exhibit 99.1. The Company's presentation from the fourth quarter conference call held on January 30, 2008 is furnished as Exhibit 99.2.

Disclosure regarding why the Company's management believes the presentation of "free operating cash flow" provides useful information to investors is included in the Company's 2006 Annual Report on Form 10-K. A reconciliation of free operating cash flows to net cash provided by operating activities is included in the press release furnished as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(c)   Exhibits

Exhibit Number	Exhibit Description
99.1	Press Release issued by Illinois Tool Works Inc. dated January 30, 2008 (furnished pursuant to Item 2.02).
99.2	Presentation from Illinois Tool Works Inc. fourth quarter conference call on January 30, 2008 (furnished pursuant to Item 2.02).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>January 30, 2008</u>   By: <u>/s/ Ronald D. Kropp</u>
                                   Ronald D. Kropp
                                   Senior Vice President and Chief Financial Officer
                                   (Principal Accounting Officer)